

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561                                                                    November 21, 2017

<u>Via E-mail</u>
Mr. Larry Tsang
Chief Financial Officer
Minco Gold Corporation
1055 West Georgia Street, Suite 2772
Vancouver, British Columbia, Canada
V6E 3R5

     **Re:**    **Minco Gold Corporation**
             **Form 20-F for the Fiscal Year Ended December 31, 2016**
             **Filed March 31, 2017**
             **File No. 001-32670**

Dear Mr. Tsang:

     We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ John Reynolds

                        John Reynolds
                        Assistant Director
                        Offices of Beverages, Apparel and Mining